September 21, 2007

VIA EDGAR

Ms. Pam Howell

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

This letter, furnished today via EDGAR, sets forth West Corporation’s (“West” or the “Company”) response to the Staff’s comment letter, dated August 21, 2007, providing comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”). The responses in this letter correspond to the numbered paragraphs of the comment letter. We have included the Staff’s comments along with West’s responses to aid the review process. All responses in this letter are provided on a supplemental basis. Unless otherwise stated below, the Company intends in its future filings to comply where applicable with each comment as described in the applicable response.

Form 10-K for the year ended December 31, 2006

Filed February 28, 2007

File No. 000-21771

Compensation Discussion and Analysis, page 54

Recapitalization, page 54

Comment #1

Please name the independent executive compensation consultant that was retained by the board to determine the appropriate compensation for executives through the change in control resulting from the recapitalization of the company. Also, name the independent third party that conducted a comprehensive review of market practices for change in control policies and programs. Discuss in greater detail the role of both consultants in determining or recommending the amount or form of compensation. See Item 407(e)(3)(iii) of Regulation S-K.

Response to Comment #1

We respectfully disagree that disclosures under Item 407(e)(3) of Regulation S-K are required to be set forth in the Company’s Form 10-K. Our executive compensation disclosure was provided on Form 10-K and not in a proxy statement, which we are no longer required to file as a result of the recapitalization. Form 10-K does not require disclosure of information required to be set forth pursuant to Item 407(e)(3) of Regulation S-K. However, in order to expedite the Staff’s review of our Form 10-K, we are providing information the company believes meets the requirements of Item 407(e)(3). Specifically, the independent executive compensation consultant was Pearl Meyer & Partners (“Pearl Meyer”) of Chicago and it was Pearl Meyer that conducted a comprehensive review of market practices for change in control policies and programs.

Pearl Meyer was hired by a Special Committee made up of the three independent members of the Company’s Board of Directors. The Special Committee was formed in connection with the Company’s review of certain strategic alternatives that resulted in the recapitalization that was completed on October 24, 2006. The Special Committee hired Pearl Meyer to assess market practices available to retain the West executive team pending and, in order to help enhance the value to the Company’s stockholders in connection with any such strategic alternative, following any such strategic alternative. The Special Committee retained Pearl Meyer to provide guidance on compensation related matters associated with the strategic alternative review only. Pearl Meyer was not retained to evaluate or provide guidance on the Company’s regular compensation practices. Pearl Meyer provided a report outlining their recommendations for transaction incentives, retention bonuses, change in control agreements, non-executive severance and retention, Internal Revenue Code Section 280G implications, and their opinion on “reasonableness” of the various compensation elements. The Special Committee based its determination as to the form and amount of the retention agreements in large part on the information provided in that report.

Comment #2

Please elaborate on the role of executive management in West Corp.’s compensation processes and their input during the crafting of compensation packages and specify those members of the executive management team. In addition, discuss the specific role of the CEO in this process, given his position on the Compensation Committee.

Response to Comment #2

Prior to the recapitalization on October 24, 2006, the only representative from West’s management team that provided input directly to the Compensation Committee was Thomas B. Barker, Chief Executive Officer (“CEO”) of West Corporation. Mr. Barker was not on the Compensation Committee prior to the recapitalization. Mr. Barker solicited information and recommendations on each executive’s duties, responsibilities, business goals, objectives and upcoming challenges of the businesses from Mr. Mendlik, the Chief Financial Officer (“CFO”), and Ms. Berger, the President and Chief Operating Officer (“COO”). Mr. Barker provided the Compensation Committee his recommendation of compensation for each named executive officer other than himself. Mr. Barker also provided publicly available compensation data for senior executives, including chief executive officers, of various companies as set forth on page 56 of the company’s Form 10-K. The Compensation Committee reviewed the recommendations of Mr. Barker for the management team generally and established Mr. Barker’s compensation independently.

Following the recapitalization of the Company, the process for determining 2007 compensation for named executive officers was substantially similar. However, the recommendations of Mr. Barker and the publicly available compensation data were provided to Anthony DiNovi, a non-management member of the Board of Directors. Mr. DiNovi reviewed the recommendations of Mr. Barker and independently established Mr. Barker’s compensation. On February 7, 2007, Mr. DiNovi and Mr. Barker were appointed as members of the Compensation Committee. The Compensation Committee will establish the compensation of the named executive officers other than the CEO, whose compensation will be established by Mr. DiNovi.

With respect to compensation related to the recapitalization of the Company, the only representative from West’s management team that provided input to the Special Committee was Mr. Barker. Mr. Barker’s input was solicited by the Special Committee to help assess the effectiveness of the proposed retention plans recommended by Pearl Meyer. He was also asked to recommend which members of the executive team the Special Committee should focus on retaining through the closing of the recapitalization.

Mr. Barker was not on the Special Committee which was formed to carry out the process for the recapitalization, including the transaction incentives, retention bonuses and change in control agreements. The members of the Special Committee, all of whom were independent, also constituted the Company’s Compensation Committee during the time of these discussions. The Special Committee made the decisions relating to compensation that arose out of or were related to the recapitalization. The Compensation Committee approved the compensation plans for 2006 in December of 2005.

Objectives, page 56

Comment #3

You state that you compare your compensation with the comparable companies listed on page 56. It is unclear whether you benchmark to these companies. Analyze the role of these comparable companies in determining overall compensation and any individual components – such as whether you have established specific benchmarks for total compensation or individual components of compensation as compared to these companies. If so, your disclosure should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response to Comment #3

The Compensation Committee compared the compensation plans for Mr. Barker to the companies listed on page 56 of the Company’s Form 10-K, which the Company believes have size, financial or business characteristics similar to the Company. The Compensation Committee compared the Company’s proposed compensation plan for Mr. Barker to such public information as one of many factors considered and as a basis for general guidance and comparison. The Compensation Committee, however, did not undertake a formal benchmarking process.

Comment #4

We refer you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, Mr. Barker received a base salary of $846,154, almost $300,000 more than the next highest salary. He also received over $1.2 million more in all other compensation than the next highest compensation and that he received a substantially greater restricted stock award than the other named executive officers in 2006. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment #4

Except for the fact that Mr. Barker does not make recommendations to the Compensation Committee with respect to his own compensation, there are no material differences in the policies used to establish compensation for individual executive officers. Our goal is to reward the achievement of goals and assumption of additional responsibilities. In preparing his recommendations to the Compensation Committee, Mr. Barker reviews the information provided to him, including information provided by Mr. Mendlik and Ms. Berger, on executive’s duties, responsibilities, business goals, objectives and upcoming challenges of the businesses under the executive’s control. Mr. Barker makes a qualitative analysis of these items as well as the potential impact the success or failure of the executive with respect to these items will have on the Company. The Company also recognizes that many of its executives have opportunities for alternative employment and aims to establish salary and bonus packages that are competitive with such alternatives. The differences among the executives’ compensation was based upon Mr. Barker’s qualitative analysis of the factors described above. Although the members of the Compensation Committee are no longer with the company, the data provided by Mr. Barker to the Compensation Committee included information on the relationship of the CEO’s compensation to the COO and CFO compensation at the comparable public companies. Mr. Barker’s compensation was determined by the Compensation Committee independently of Mr. Barker’s recommendation for the other executive officers.

Historically, the more senior the executive position in West, the greater percent of the compensation comes from bonuses versus salary. In addition, the more senior the executive and more responsibility assumed by the executive, the more equity based compensation was awarded. Because of the recapitalization, portions of prior grants of equity based compensation resulted in cash distributions. In addition, Mr. Barker received a transaction bonus related to the completion of the recapitalization. Such bonuses were based on the role each executive played in preparation for the recapitalization and, accordingly, not all executives received such a bonus.

Compensation Elements, page 56

Short-Term, page 56

Comment #5

Please explain how the committee determines the amount of base salary that will be paid to each executive officer. As part of your discussion, provide an analysis of the factors that are considered by the executive management team and how those factors were used to determine the actual salaries for the named executives. See Item 402(b)(1)(v) of Regulation S-K. In addition, clarify your policies for allocating between cash and non-cash compensation. See Item 402(b)(2)(ii) of Regulation S-K.

Response to Comment #5

Recommendations for base salary and target bonus are provided to the Compensation Committee by our CEO annually. Factors considered by the CEO in making such recommendation include:

•	A review of the scope of responsibilities of the executive compared to what was required of him or her in the previous year.

•

Assignment of financial and operational targets related to specific business objectives. As discussed further below in response to comment 6, certain details regarding these specific targets are not public information, relate to specific competitive advantages the company is seeking and, therefore, are treated confidentially by the Company.

•	The qualitative analysis and recommendations of the CFO and COO.

•	Time since base salary was last changed.

After Mr. Barker reviewed the goals and objectives for the executives for the upcoming year, the expected duties, expected contribution of the relevant business unit to the profitability of the company, the recommendations of the CFO and COO and the time since the last change in base salary, the targeted compensation amount was recommended to the Compensation Committee. Generally, no more than half of the targeted compensation comes from base salary. The executives were eligible for a bonus by meeting or exceeding performance criteria set out for the year. The percent of compensation derived from base salary generally declines as the executive’s position or responsibilities within West grow.

Non-cash based equity compensation is not related directly to the cash compensation. Mr. Barker makes recommendations for equity based grants to the Board of Directors based upon the factors set forth on page 59 of the Company’s Form 10-K.

Comment #6

You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your executive officers to earn their portion of projected annual cash bonuses paid quarterly based upon meeting or exceeding objective financial goals for the quarter, the pre-tax net income bonus objective for the Communications Services segment, the 2006 net income objective and the performance objectives used to determine the bonus for Mr. Stangl, and the performance objectives established to determine the bonus for Mr. Etzler. Please disclose these specific established targets or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note the discretionary bonuses to recognize results or efforts that are not reflected in financial measurements. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). Provide clear disclosure of how these discretionary bonuses were determined. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response to Comment #6

The Company has disclosed the various components used in determining and the formula used in calculating Messrs. Stangl’s and Etzler’s cash bonus but believes that the specific numerical targets represent confidential commercial and financial information, the disclosure of which would cause competitive harm for the Company, and that the disclosure thereof, therefore, is appropriate pursuant to Instruction 4 to Item 402(b).

The Company believes disclosure of the specific numerical targets linked to segment performance would cause competitive harm because the disclosure would provide the Company’s competitors with access to competitively-sensitive information regarding the strategic and operational objectives at a business unit level. While the Company discloses actual historical segment performance, the specific bonus targets often represent “stretch” goals or take into account considerations viewed as significant by the Company that would provide competitors with an insight as to the Company’s strategic planning. For example, disclosure would provide competitors with insight into historical trends in the Company’s specific growth strategies and allocation of resources to grow various business segments. Such insight would allow competitors to forecast future strategies and predict marketing initiatives, thereby providing them with the ability to reallocate their own resources to compete more effectively against the Company.

Furthermore, the Company believes that the quantitative drivers underlying its bonus scheme for segment heads are proprietary and provide a competitive advantage to the Company in helping it to attract, and provide proper incentives to drive growth to, key employees. As a result, the Company believes that the disclosure of its proprietary quantitative bonus drivers would cause it competitive harm through the potential loss of key employees or through enhanced strategic planning by its competitors.

Finally, while the Company does publicly disclose certain top-line guidance measures to its stakeholders (the Company notes that its common stock is no longer publicly traded), the Company believes disclosure of these specific targets would be confusing and potentially misleading if its stakeholders were to mistake these measures as statements of earnings guidance, particularly in light of the use of targets that represent “stretch” goals or take into account other considerations by management.

With respect to the difficulty or likelihood of the executive’s achieving these undisclosed targets, the Company notes that they often represent “stretch” goals and take into account considerations regarding significant growth targets for the segment, as opposed to simply satisfying budget estimates. However, there is not a clear quantification of the difficulty that the executives may face in achieving the specific targets as the targets are influenced significantly by a qualitative analysis of the challenges each segment will face in the upcoming year.

The Company’s bonus plans include a provision for discretionary bonuses. This provision allows the Compensation Committee the flexibility to reward the achievement of important events, not contemplated in the financial performance objectives of the bonus plan, which require significant time and effort by the executive in addition to the time and effort needed for meeting the Company’s target financial objectives. In 2006, for example, the Compensation Committee approved transaction bonuses for each of the named executive officers who were instrumental in carrying out the recapitalization of the Company. These transaction bonuses were determined by the Compensation Committee independently with respect to Mr. Barker and, for the executives other than Mr. Barker, following consultation with him. These transaction bonuses were the only discretionary bonuses paid to the named executive officers in 2006.

Nonqualified Deferred Compensation Table, page 70

Comment #7

Clarify the measures for calculating interest or other plan earnings, including whether such measures are selected by the executive or the company and the frequency and manner in which selections may be changed, quantifying interest rates and other earnings measures applicable during the company’s last fiscal year. See Item 402(i)(3)(ii) of Regulation S-K.

Response to Comment #7

We maintain two nonqualified deferred compensation plans. The first nonqualified deferred compensation plan is the West Corporation Executive Retirement Savings Plan (the “Executive Savings Plan”). Participation in the Executive Savings Plan is voluntary and is restricted to highly compensated individuals as defined in the Internal Revenue Code. Open enrollment to participate in the Executive Savings Plan is held annually. Once enrolled the participant’s participation and deferral percentage is fixed for the upcoming calendar year. Participants may select from sixteen mutual funds for investment of their deferred compensation. Participants may change their investment selection as often as they choose. Administration of the Executive Savings Plan is performed by an outside provider, Wells Fargo Institutional Trust Services. We will match 50% of employee contributions, limited to the same maximums and vesting terms as those of the 401(k) plan. Earnings in the Executive Savings Plan are based on the change in market value of the plan investments (mutual funds) during a given period.

One, three and five year returns for the investment funds in the Executive Savings Plan were:

Fund	Ticker	1 year return	3 year return	5 year return
Wells Fargo Advantage Stable Income	NVSIX	4.43%	2.72%	2.61%
PIMCO Total Return A	PTTAX	3.51%	3.52%	5.04%
MFS Total Return A	MSFRX	11.56%	8.67%	7.21%
Wells Fargo Advantage Growth Balanced	NVGBX	12.43%	8.38%	5.80%
MFS Value A	MEIAX	20.67%	13.83%	9.68%
Wells Fargo Advantage Index	NVINX	15.47%	10.16%	5.99%
Davis New York Venture A	NYVTX	15.12%	12.71%	9.44%
Fidelity Advisor Growth Opportunity	FAGCX	5.53%	7.34%	4.62%
Janus Growth and Income	JAGIX	7.82%	10.71%	5.83%
Wells Fargo Advantage Capital Growth	WFCDX	4.90%	10.86%	7.02%
Goldman Sachs Mid Cap Value A	GCMAX	15.61%	17.68%	14.55%
AIM Mid Cap Core Equity A	GTAGX	11.10%	10.75%	8.95%
Allianz CCM Mid Cap Adm	PMCGX	4.04%	11.64%	7.68%
Franklin Balance Sheet Investment A	FRBSX	16.35%	17.37%	14.53%
Baron Small Cap	BSCFX	11.83%	13.96%	13.17%
Templeton Growth A	TEPLX	21.81%	15.51%	13.14%

The second nonqualified deferred compensation plan we maintain is the Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”). Pursuant to the terms of the Deferred Compensation Plan, eligible management, non-employee directors and highly compensated employees may elect to defer a portion of their compensation. Executives are allowed to defer up to $500,000 of cash compensation per year. Open enrollment to participate in the Deferred Compensation Plan is held annually. Once enrolled the participant’s participation and deferral percentage is fixed for the upcoming calendar year. Participants may choose to defer compensation in the same mutual funds as provided for in the Executive Savings Plan or in notional equity strips of the Company. Participants may change their mutual fund investment selection as often as they choose. Administration of the Deferred Compensation Plan is performed by an outside provider, Wells Fargo Institutional Trust Services. We match, in notional equity strips, a percentage of any amounts notionally invested in equity strips. The determination of the percentage matched by us is discretionary, but has generally been 50%. Earnings in the Deferred Compensation Plan are based on the change in market value of the plan investments during a given period.

One, three and five year returns for the investment funds in the Deferred Compensation Plan were identical to the returns noted above for the Executive Savings Plan. However, the Deferred Compensation Plan also includes West Corporation notional shares. The appreciation in stock price from January 1, 2006 to the date of our recapitalization was 15.6%. Following the recapitalization, this change in market value with respect to the Company’s notional shares is determined through an annual third party appraisal.

2006 Potential Payments Upon Termination or Change in Control Table, page 71

Comment #8

Please provide a description of all of the material terms of the Change in Control Agreement. For example, we note that there may be certain lump sum payments of “up to three times the executive’s salary and bonus.” Clarify how the specific amount and the multiple will be determined.

Response to Comment #8

On May 31, 2006, the board authorized West to enter into change in control severance agreements with certain executive officers and other key employees of West, referred to as the change in control agreements in the Form 10-K. Based on the recommendation of the Compensation Committee of the board, the board authorized the change in control agreements in recognition of the importance to West and its stockholders of assuring that West had the continued dedication and full attention of certain key employees prior to and after the consummation of the recapitalization. An employee who entered into a change in control agreement is entitled to the following severance benefits if the employee’s employment with West terminates during the two-year period following the consummation of the recapitalization for any reason other than cause, resignation without good reason, death or disability (as such terms are defined in the change in control agreement):

•	any unpaid base salary and bonus;

•	a prorated bonus for the year in which the termination occurs, based on the higher of the target bonus for the year of termination or the year in which the merger is consummated;

•

a lump sum payment equal to (i) the sum of the employee’s highest annual base salary in effect during the 12 months prior to the termination date plus the employee’s target annual bonus in effect immediately prior to the termination date (or, if higher, the average of the employee’s bonuses during the three years prior to the date of the merger) if the employee is a Tier 3 or 4 employee, (ii) a lump sum payment equal to two times such sum if the employee is a Tier 2 employee or (iii) a lump sum payment equal to three times such sum if the employee is a Tier 1 employee;

•

continued benefit coverage for the employee and his or her dependents for a period of (i) one year after the date of termination if the employee is a Tier 3 or 4 employee, (ii) two years after the date of termination if the employee is a Tier 2 employee or (iii) three years after the date of termination if the employee is a Tier 1 employee;

•

accelerated vesting of any long-term incentive award (including, without limitation, any option, restricted stock, restricted stock unit, or other equity-based award) held by the employee, with any applicable performance goals deemed satisfied at the target level; and

•

outplacement assistance for a period of (i) six months if the employee is a Tier 3 or 4 employee or (ii) 12 months if the employee is a Tier 1 or 2 employee, but having a cost not in excess of $15,000 per employee.

Thomas B. Barker is a Tier 1 employee. Nancee R. Berger is a Tier 2 employee. J. Scott Etzler, Paul M. Mendlik, Steven M. Stangl, James F. Richards, Mark V. Lavin, Jon R. Hanson, Michael M. Sturgeon and Michael E. Mazour are Tier 3 and 4 employees. The severance benefits under the change in control agreement are in lieu of any consulting compensation paid under the employee’s existing employment agreement, but the employment agreement, including the confidentiality, noncompetition and developments covenants therein, remains in effect. If payments to the employee under the change in control agreement or any other plan or agreement would cause the employee to be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, either the payments will be reduced, if a reduction constitutes less than 10% of the aggregate after-tax proceeds to the employee absent the reduction, or the employee will receive a gross-up payment in an amount equal to the excise tax and all taxes on the gross-up payment.

A form of the change in control agreements entered into with the named executives was filed by the Company as an exhibit to its Current Report on Form 8-K filed on June 5, 2006. The only material difference among the agreements is contained in paragraph 3(a)(1)(ii), in which Mr. Barker is entitled to three (3) times the sum of the employee’s highest annual base salary in effect during the 12 months prior to the termination date plus the employee’s target annual bonus in effect immediately prior to the termination date (or, if higher, the average of the employee’s bonuses during the three years prior to the date of the merger), Ms. Berger was entitled to two (2) times such sum and Mr. Stangl, Mr. Etzler and Mr. Mendlik were entitled to one (1) times such sum.

Comment #9

Provide an estimated quantification of the potential gross-up payments that may be made in connection with a change in control.

Response to Comment #9

The estimated potential gross-up payments to be made in connection with a change in control were:

Tom Barker	$3,478,546
Nancee Berger	$1,277,087
J. Scott Etzler	$—
Paul Mendlik	$573,614
Steven Stangl	$—

Comment #10

Please discuss why you have structured the change in control and severance payments in the manner described in this section. Also disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

Response to Comment #10

Upon receiving guidance from Pearl Meyer and the recommendation of the Compensation Committee (which consisted of the same directors as the Special Committee) the Board of Directors, adopted the change in control agreements in connection with the recapitalization. The change in control agreements were not a factor contemplated by the Compensation Committee in determining overall compensation. See our response to comment 1 for further discussion regarding the adoption of the change in control and severance agreements.

2006 Non-Employee Director Compensation Table, page 73

Comment #11

If the perquisite or personal benefit exceeds $25,000, then each perquisite or personal benefit that exceeds this amount should be quantified and disclosed in a footnote. We direct your attention to Instruction 3 to Item 402(k)(2)(vii) of Regulation S-K.

Response to Comment #11

The following table sets forth the detail of All Other Compensation (column d) in the 2006 Non-Employee Director Compensation Table.

Name (a)	Medical Insurance Premium ($) (b)	Dental Insurance Premium ($) (c)	Non-Qualified Deferred Compensation Plan Match ($) (d)	Perquisites ($) (e)	All Other Compensation ($) (f) (sum of b – e)
William E. Fisher	$8,222	$463	—	—	$8,685
George H. Krauss	$8,222	$463	$47,500	—	$56,185
Greg T. Sloma	$9,230	$593	$47,500	—	$57,323

Comment #12

For each director, disclose by footnote to the option awards column of the director compensation table the grant date fair value of each equity award. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Response to Comment #12

The aggregate grant date fair value for the equity awards granted to Messrs. Fisher, Krauss and Sloma was $301,000 for each director. While preparing this response we discovered a spreadsheet error in the calculation of the option awards column (c) in the 2006 Non-Employee Director Compensation Table. The option award amounts for each of the outside directors was $153,141 instead of the $459,423 as reported. Similarly we discovered, the option awards amounts for each named executive officer was overstated in column (e) Option Awards in the 2006 Summary Compensation Table. The option award amounts for the named executive officers should have been $689,625, $536,211, $770,057, $358,405 and $280,078 for Mr. Barker, Ms. Berger and Messrs. Etzler, Stangl and Mendlik, respectively. Column (h) Total would also require a corresponding correction. This spreadsheet error had no affect on our reported financial statements and we will correct this disclosure in our 2007 Annual Report on Form 10-K.

Closing

West Corporation hereby represents that:

•	West Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	West Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The response is supplemental information which the Company is furnishing as correspondence in EDGAR. Please contact me at 402-963-1241 with Staff questions or comments on this response letter.

Very truly yours,

Paul M. Mendlik
Executive Vice President
Chief Financial Officer - Treasurer